 Exhbiit 99.1

Freeline Presents Data on its Gaucher Disease and Fabry Disease AAV-Based Gene Therapies at the 17th Annual WORLDSymposium™

Data demonstrate potential of FLT201 to deliver sustained levels of β-glucocerebrosidase (GCase) variant 85, a proprietary engineered GCase that penetrates target tissues in Gaucher disease

First-in-human dose finding studies of FLT201 on-track for initiation in late 2021

London, February 8, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced that it will deliver one oral and three e-poster presentations at the 17TH Annual WORLDSymposium™ taking place virtually from February 8 – 12, 2021, highlighting data from its gene therapy programs in Gaucher and Fabry diseases.

“FLT201 data suggest that our gene therapy candidate for Gaucher disease is capable of delivering β-glucocerebrosidase variant 85 (GCasevar85) to tissues not sufficiently addressed by standard-of-care enzyme replacement therapy (“ERT”),” said Theresa Heggie, Chief Executive Officer of Freeline. “In addition, we believe steady delivery of enzyme into target tissues to enable sustained clearance of pathologic substrate has the potential to offer significant improvements in clinical outcomes over existing standard of care.”

“We are excited by the transformational science that underlies the Freeline gene therapy platform,” continued Ms. Heggie. “We look forward to progressing both the Gaucher and Fabry programs through the clinic with the planned initiation of our first-in-human study in Gaucher disease and dose escalation in Part 1 of the ongoing MARVEL-1 Phase 1/2 study in Fabry disease later this year.”

“FLT201 represents our innovative solution for the treatment of Type 1 Gaucher disease. This candidate leverages the Company’s proprietary high-potency adeno-associated virus capsid, known as AAVS3. In addition, our protein engineering group developed GCasevar85, a proprietary GCase variant which, compared to wild-type GCase, has a greater than 20-fold increase in half-life in lysosomal pH and a 6-10 fold increase in half-life in serum, resulting in a 20-fold increase in potency of the vector. FLT201 is a combination of the clinically validated, potent AAVS3 capsid combined with a liver-specific promoter that drives the expression of GCasevar85” said Romuald Corbau, Ph.D., Chief Scientific Officer of Freeline. “These data demonstrate preclinical proof-of-concept for the potential of the program to provide functional cures in patients with the most common form of Gaucher disease, Type 1. Included in these data are demonstration of GCase expression, cellular uptake, tissue penetration, enzymatic activity, and clearance of disease causing substrate, glucosylsphingosine (“lyso-Gb1”). Considered in totality, these data suggest FLT201 may be able to deliver sustained GCase expression in difficult-to-reach tissues, such as bone marrow and lung, as evidenced by the substrate clearance.”

Presentation highlights from the platform presentation and e-poster titled, FLT201: An AAV-Mediated Gene Therapy for Type 1 Gaucher Disease Designed to Target Difficult to Reach Tissues, presented by Dr. Corbau, include:

•	In wild-type mice, FLT201 resulted in robust GCase expression in the liver and sustained GCase secretion into the plasma, with enhanced and sustained GCase uptake observed in key tissues involved in Gaucher disease including spleen, bone marrow and lung, as compared with velaglucerase alfa, a standard-of-care ERT for Gaucher disease. The data demonstrate that GCasevar85 secreted from the liver was taken up by macrophages in the spleen and trafficked to lysosomes.

•	In Gba-deficient mice, restoration of GCase activity after FLT201 injection was observed in difficult-to-reach tissues as shown by decreased levels of disease causing substrate, lyso-Gb1, increased concentrations of plasma GCase and reduced activated macrophages and inflammation in the lung. In addition, dose-dependent reductions of lyso-Gb1 were observed in all tissues analyzed including bone marrow and lung.

•	In vitro studies demonstrated that GCasevar 85 was taken up by human peripheral blood mononuclear cells (“PBMCs”) and macrophages at levels comparable to those seen with ERT.

•	FLT201 treatment in rhesus macaques was well-tolerated with rapid and robust increases in plasma GCase levels.

•	Based on these results, Freeline believes that administration of FLT201 to patients with Gaucher disease can lead to continuous production of GCasevar85 in hepatocytes, in turn resulting in the steady presence of GCase in plasma, and improved penetration in Gaucher target tissues as compared with ERT, with potential improved outcomes in hard-to-reach tissues such as bone marrow and lung.

•	Freeline currently expects to initiate first-in-human dose finding studies of FLT201 in late 2021.

Presentation highlights from an e-poster titled Generation of β-Glucocerebrosidase Variants with Increased Half-Life in Human Plasma for Liver Directed AAV Gene Therapy Aimed at the Treatment of Gaucher Disease Type 1, presented by Fabrizio Comper, Scientific Director, Freeline, include preclinical data on the generation and characterization of GCasevar85, which is part of the Company’s development candidate for Gaucher disease, FLT201:

•	Human GCase enzyme is a protein known for its short half-life in human plasma. To provide an improved solution to Type 1 Gaucher patients, we addressed the short half-life of the GCase protein by designing, through our protein engineering efforts, 86 GCase variants that were engineered and assessed for stability and sustained activity at neutral and acidic pH.

•	Variant 85 showed the highest level of GCase activity when transduced using AAVS3 in Huh7 cells, with more than an 80-fold increase in activity over wild-type GCase, and was chosen as the lead development construct.

•	GCasevar85 showed increased stability in different physiological media compared with ERT, without differing in its fundamental enzymatic parameter KM.

•	The higher stability translated into a substantially higher level of GCase activity in plasma and target organs of mice transduced with a very low dose of AAV vector (6x10[10] vg/kg), including in difficult to treat organs such as lung and bone marrow.

Presentation highlights from an e-poster titled Development of a GLA NAb Assay with a Fully-Human, Neutralizing IgG4 Positive Control to Characterize Antibody Response in Fabry Disease Patients, presented by Sujata Ravi, Scientist, Freeline, include data on the development of a NAb assay for the characterization and monitoring of NAbs in patients with Fabry disease who are receiving ERT or gene therapy:

•	A custom in vitro phage display library against the enzyme α-galactosidase A (GLA) was used to screen and develop a unique GLA neutralizing IgG4 antibody, which is not described in the literature or commercially available.

•	A semi-quantitative GLA NAb assay was developed to determine the titer of GLA NAbs in Fabry patient serum, enabling further characterization and monitoring of Fabry patients receiving ERT or gene therapy.

•	Early development and qualification data suggest that the assay performance is acceptable and accurate in detecting NAbs in Fabry disease samples. These results support further development and validation as a robust, standardized assay for use in gene therapy trials, which may overcome the limitations associated with available assays that lack positive controls and show intra-lab variability.

The poster presentations will be available on the events section of the Freeline website beginning at 4:01 pm EST on Monday, February 8, 2021. Registered WORLDSymposium™ attendees can access a recording of the oral presentation on Thursday, February 11, 2021.

About Gaucher Disease

Gaucher Disease is a genetic disorder in which a fatty substance called glucosylceramide accumulates in macrophages in certain organs due to the lack of functional GCase. The disorder is hereditary and presents in various subtypes. Freeline is currently focused on Gaucher disease Type 1, the most common type, which impacts the health of the spleen, liver, blood system and bones. The current standard of care is intravenous infusion of ERT every two weeks, which is a significant treatment burden on the patient. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of endogenous GCase, thus eliminating the need for ERT.

About FLT201 for Gaucher Disease

FLT201 is an investigational liver-directed AAV gene therapy in preclinical development for the treatment of Type 1 Gaucher disease. FLT201 contains a liver-specific promoter and a GBA1 sequence that expresses our novel, proprietary GCasevar85 variant, which has a 20-fold longer half-life at lysosomal pH conditions than wild-type GCase protein. Freeline’s high-transducing AAVS3 capsid advances our goal to address unmet needs for those affected by Gaucher disease by enabling sustained, endogenous production of GCase following one-time intravenous infusion. To our knowledge, Freeline is the only company to date that has announced a program for the development of an AAV gene therapy for the treatment of Type 1 Gaucher disease and plans to file an IND for this program in 2021.

About Fabry Disease

Fabry disease is an inherited, X-linked disease characterized by the progressive accumulation of glycosphingolipids in lysosomes throughout the body. It is caused by mutations in the gene encoding of the α-galactosidase A (αGLA) enzyme responsible for the breakdown of globotriaosylceramide (Gb3), a type of glycosphingolipid.

The condition ranges from mild to severe and may appear anytime from childhood to adulthood. The progressive accumulation of Gb3 leads to organ damage, major disability, and often early mortality. Symptoms and signs include neuropathic pain, impaired sweating, gastrointestinal symptoms, renal failure, heart disease and increased risk of stroke. Current treatment consists of ERT and chaperone therapy to temporarily clear Gb3 accumulation and alleviate symptoms.

About FLT190 for Fabry Disease

FLT190 is an investigational liver-directed AAV gene therapy for the treatment of Fabry disease. We believe the program is the first clinical-stage AAV gene therapy international study in Fabry disease. FLT190 is an in vivo gene therapy administered as a one-time intravenous infusion.

The study, named MARVEL-1, is a multi-center, international, dose-finding Phase 1/2 study in adult males with classic Fabry disease. The study is focused on assessing the safety of FLT190 and its ability to transduce liver cells to produce continuous high levels of αGLA. In addition to safety, endpoints in the study include clearance of Gb3 and LysoGb3 from the plasma and urine, baseline renal and skin biopsies (repeated in long term follow up), renal and cardiac function, αGLA immune response, viral shedding and quality of life.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies. The Company is dedicated to the mission of transforming patient lives with the ambition of developing innovative products to mediate functional cure through a one-time treatment paradigm for inherited systemic debilitating diseases. Freeline leverages a proprietary, rationally-designed capsid and AAV vector technology cassette that delivers a functional copy of a therapeutic gene into the human liver, delivering a durable level of missing proteins into the patient’s bloodstream. Freeline’s integrated expression platform includes capabilities in research, manufacturing, clinical development, and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease and Hemophilia A.

Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s manufacturing, research, pipeline, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contacts

David S. Arrington

Vice President Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947

Julia Wilson

JW Communications

juliawilsonuk@gmail.com

+44 (0) 7818 430877